U.S. SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                   FORM 10-SB


                                Amendment No. 1


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                        ECLIPSE ENTERTAINMENT GROUP, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


                   Nevada                                     91-1766849
      ---------------------------------                   -----------------
        (State or other jurisdiction                      (I.R.S. I.D. No.)
      of incorporation or organization)


  10900 NE 8th Street, Suite 900, Bellevue, WA                  98004
  --------------------------------------------               ----------
    (Address of principal executive offices)                 (Zip code)


Issuer's telephone number (425) 990-5969
                          --------------

Securities to be registered under Section 12(b) of the Act:

         Title of each class                Name of each exchange on which
         To be so registered                each class is to be registered

         ______None_________                ________Not applicable________
         -------------------                ------------------------------


           Securities to be registered under Section 12(g) of the Act:

        Common Stock par value $.001 and Preferred Stock par value $.001
        ----------------------------------------------------------------
                                (Title of class)

                        ECLIPSE ENTERTAINMENT GROUP, INC.
                                   FORM 10-SB

Table of Contents                                                          Page

                                     PART I

Item 1.  Description of Business ........................................... 1

Item 2.  Management's Discussion and Analysis
                  Of Financial Conditions and Results of Operation ......... 6

Item 3.  Description of Property ........................................... 10

Item 4.  Security Ownership of Certain Beneficial
                  Owners and Management .................................... 10

Item 5.  Directors, Executive officers, Promoters
                  And Control Persons ...................................... 11

Item 6.  Executive Compensation ............................................ 12

Item 7.  Certain Relationships and Related Transactions .................... 12

Item 8.  Description of Securities ......................................... 12

                                     PART II

Item 1.  Market Price of and Dividends on the Registrant's
                  Common Equity and other Stockholder Matters .............. 13

Item 2.  Legal Proceedings ................................................. 14

Item 3.  Changes in and Disagreements with Accountants ..................... 14

Item 4.  Recent Sales of Unregistered Securities ........................... 14

Item 5.  Indemnification of Directors and Officers ......................... 15

                                    PART III

Exhibit 1.        Independent Auditors Report and Financial Statements.

Exhibit 2.
                  2.a      Articles of Incorporation
                  2.b      Bylaws of the Company
                  2.c      Lease Agreement

                                     PART I


Item 1.  Description of Business.

         Eclipse   Entertainment   Group,  Inc.  is  an  entertainment   company
specializing in the production and acquisition of feature films and television programming for worldwide distribution.

Corporate Overview

         Eclipse Entertainment Group, Inc. was incorporated on January 27, 1997 in Nevada with the objective of satisfying a worldwide demand for quality, American entertainment that is developed under carefully managed budgets. Eclipse will work to establish a network of foreign and domestic buyers to produce or acquire programming that directly meets their needs in terms of content and cost.

         The Company's production team manages its feature film and television production. Eclipse also has assembled an experienced sales and acquisitions staff and attends all major film markets including MIFED, AFM and Cannes.

         Eclipse has acquired the worldwide distribution rights to the action/adventure films Beretta's Island and Double-Cross and the martial arts feature film, The Process. Beretta's Island stars Franco Columbu (MR. OLYMPIA) and Ken Kercheval with a special appearance by Arnold Schwarzenegger; Double Cross stars Franco Columbu, William Smith (Conan), Frank Stallone and Barbara Niven; and The Process stars and is directed by Ernie Reyes, Jr. (Red Sonja, Ninja Turtles I & II), Corin Nemec (Drop Zone) and Ernie Reyes, Sr. (Surf Ninjas).

         Eclipse continually is working to expand its entertainment portfolio. It currently is looking at several new projects and acquisitions including a studio project in Italy, the formation or acquisition of a domestic video label and acquisition of a music division.

The Industry

         Current worldwide box office sales in the film industry are estimated at more than $14.1 billion. By the year 2000, the world totals are expected to exceed $26 billion, with the US accounting for approximately 29 percent of that amount. There is also tremendous growth internationally where foreign box office sales are consistently outgrossing domestic box office sales, particularly with major action films and big event movies. The film industry is currently going through a growth spurt that is expected to continue.

         The motion picture industry is a constantly changing and multifaceted business. It consists of two principal activities: production and distribution. Production involves the development, financing and making of motion pictures; distribution involves the advertising, publicizing, licensing, promotion, and physical reproduction, delivery and exhibition of completed motion pictures.

Motion Picture Production

         Movie development begins with a story concept. This concept is expanded into a screenplay. Development begins when the production company options or purchases a literary property, develops a script and then makes revisions. Commitments are sought from principal actors, a director is hired and production financing is arranged.

         The next step is pre-production during which commitments are sought for unsigned talent, locations and equipment, a crew is hired and schedules are completed. This phase usually takes four to eight weeks. The filming of a motion picture is called principal photography which can take from three weeks to several months.

         During the subsequent post-production period, the film is edited and synchronized with music and dialogue. Any special effects are added at this time. The post-production period once required six to nine months, however, with recent technological developments, this time has been cut drastically for some films.

         An independent or studio film goes through the same process from development and pre-production through production and post-production. However, in the independent scenario, development and pre-production may involve only a few people and the entrepreneur, whether producer or director, maintains control over the final product.

Domestic Theatrical Exhibition

         Since the early 1990's, the importance of independent production companies has increased with the rise of non-theatrical markets. The major studios devote big budgets, earned from television syndication revenues, to develop a blockbuster theatrical release. The independent producers approach the market from a more conservative stance; each movie is undertaken as a stand-alone business.

         For example, during 1993, the major studios produced 156 new motion pictures and independent producers released 294. Final receipts for 1994 revealed that of the 430 films released in the United States, 29 films earned more than $50 million at the box office and accounted for 53% of theatrical dollars. At one time, independent producers accounted for only 10% of new releases; they now supply 65%.

         At the beginning of 1995, there were approximately 27,000 theater screens in the U.S. This is an increase of approximately 23 percent since the mid-eighties and more than 50 percent since the mid-seventies.

Foreign Exhibition

         The foreign theatrical market continues to provide a significant source of revenue for theatrical distribution. In 1995, foreign receipts accounted for 55% of the world total, up from 51% the year before. Major studios have their own distribution offices in many countries and they also cooperate with local distributors. As the foreign segment continues to grow, emerging markets in Asia and Latin America are leading the way. In many cases, a film may see only moderate success in the U.S. but do better abroad.

Non-Theatrical Exhibition

         Movies also earn considerable revenue from non-theatrical sources including domestic and foreign film rentals, the cable networks, home video, pay-per-view and network television. The new interactive technologies such as DVD are another source of revenue.

         A film's total gross revenue currently derives approximately 10-15% from theaters, 50% from television and 40% from the rental or purchase of home videos. Although hundreds of films are released each year that make money, most do not have much of an impact at the box office. Over the past 15 years, cable TV and home video stimulated the demand for movie programming. Standard & Poor's estimates that people in the U.S. spend twice as much on home videos as for movie theater tickets -- roughly $9 billion on video rentals and $5 billion on tape purchases in 1994. This $14 billion figure for videos is expected to reach $21.5 billion by the year 2000.

         The advent of strong cable networks in the late eighties and early nineties turned the emphasis from video to cable. Many video companies have gone out of business, and advances are not as common as they once were. Cable pay-per-view channels receive films at about the same time as the video stores - generally within 7-9 months of theatrical release, although films with lackluster box office often appear sooner. Some cable channels are financing their own feature-length films.

         The television market has turned around in the last 10 years. Until a few years ago, the networks used to buy the rights to show films before they were released to cable or video. Network television was the first window for film release a decade ago. Now movies appear on network television after they have gone to the other ancillary outlets and often a year or two after they appear on cable. Films often are seen on airplanes at about the same time that they appear on the networks.

         Some of the other ancillary revenue sources are less certain. Even with big-budget movies, the rights to the novelization of the screenplay or to the creation of comic book versions yield only small amounts of revenue. The soundtrack of a motion picture may be separately licensed to recording companies to generate revenue.

         Producers now are exploring the sales of rights to other technologies. Multimedia software companies are beginning to make CD and DVD movies for interactive platforms. They are now buying the rights to books, theatrical films, and characters from comic books or cartoon movies to gain an advantage in the new medium. Interactive platforms are expected to be a flourishing industry within the next 5-10 years and the Company plans to explore entry into this market.

Economics of Production

         Historically, studios supported the production of high risk investments from network and cable TV programming income. To maintain their production cash flow, all major studios have, or are beginning, their own cable channels for which they provide the programming.

         A large portion of studio movie cost is not related to the quality of the film. As a result, major studios economically do not supply movies that make sense within the financial constraints of global market demand. Reasonable risk is a function of the cost to produce a movie versus the sum of the potential revenue sources to realize a profit. This is easier to achieve on lower budgeted, quality stories. Independent filmmakers, producing quality movies at a production cost of under $10 million, have the broadest opportunity for fiscally sensitive distribution within the new structure.

         The increasing emphasis by the major studios on larger films with larger marketing campaigns may lead to less risk-taking and cost efficiency on the smaller niche films, expanding this window for independents. Burgeoning foreign markets should also continue to provide growing sources of financing for lower-budget product. Further, the opening of new foreign markets such as India, China, Brazil, Korea and Vietnam, which will need cost-effective product in great volume, could increase revenue sources for new films and existing libraries.

         The Process, Beretta's Island, and Double Cross are termed "independent feature films". This means that the movies were produced without the initial backing of a major studio. During the past decade independents enjoyed cash support from major studios. With the resurgence of independent filmmaking, production companies are gearing up again and independent distributors are returning to the market.

Distribution

         A film distributor markets a film by representation in terms of the genre, placement of advertisements in various media, selection of a sales approach for exhibitors and foreign buyers, and promotional events. All of these factors are critical to a film's success.

         Each major studio has its own distribution division. This division sends out promotional and advertising materials, arranges screenings of films, and makes deals with domestic and foreign distributors. The studios release 15-25 films a year each, and often acquire independent films to release.

         Independent distributors often have expertise in promoting and distributing films with smaller budgets and niche markets. Independent distributors focus on fewer films and concentrate their marketing and promotional efforts on a handful of primary markets.

         There are U.S.-based distributors who specialize in the foreign sales. These companies deal with networks of subdistributors in various countries. A distributor is granted the rights to a film for the foreign markets. In comparison, a sales agent receives a percentage of the receipts in exchange for obtaining distribution contracts in each territory or for various media throughout the world while the producer retains ownership of the foreign rights.

         There is no typical distribution contract. The distribution fee can vary from 15% to 25% up to 50% to 65% of the revenues from the film. These percentages apply only to the revenues generated by the distributor's deals; if the distributor is only making foreign sales, then it takes a percentage of only foreign revenues. The percentage a distribution company negotiates depends on its participation in the entire film package. The greater the up-front expense that the distributor must assume, the greater the percentage of incoming revenues it will seek.


Item 2.  Management's   Discussion   and  Analysis  of Financial  Condition  and
         Results of Operations

         The following discussion of the results of operations and financial condition should be read in conjunction with the audited financial statements and related notes appearing subsequently in Part III under the caption "Independent Auditor's Report and Financial Statements".

         Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses for a given period in preparing its financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Forward Looking Statements

         This registration statement contains certain forward-looking statements and information relating to Eclipse Entertainment Group, Inc. (the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to its management. When used in this report, the words "anticipate", "believe", "expect", "intend", "plan", and similar expressions, as they relate to the Company's management, are intended to identify forward-looking statements. These statements reflect management's current view of the Company concerning future events, and are subject to certain risks, uncertainties and assumptions, including among many others: a general economic downturn; a downturn in the securities market, Securities and Exchange Commission regulations which affect trading in the securities of "penny stocks" and other risks and uncertainties.

         Should any of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this report as anticipated, estimated or expected.

Overview

         For the period from the Company's inception through June 30, 1999, there were no revenues and operating activities related primarily to establishing the management and operating infrastructure. The Company created the ability to acquire and license worldwide or sell distribution rights to independently produced feature films. The Company can obtain rights to motion pictures at various stages of completion (either completed, in production or in development) and licenses distribution rights (including video, pay television, free television, satellite and other ancillary rights) of motion pictures to various sub-distributors in the United States and in foreign markets.

         The Company has a limited operating history. Eclipse must establish and maintain distribution on current rights to motion pictures, implement and successfully execute its business and marketing strategy, provide superior distribution of motion pictures, anticipate and respond to competitive developments and attract and retain qualified personnel. There is no assurance that the Company will be successful in addressing these needs.

General

         Film costs represent a major component of the Company's assets. Film costs represent those costs incurred in the acquisition and distribution of motion pictures or in the acquisition of distribution rights to motion pictures. This includes minimum guarantees paid to producers or other owners of film rights, recoupable distribution and production costs, and capitalized interest and overhead. The Company will amortize film costs using the individual film forecast method under which film costs are amortized for each film in the ratio that revenue earned in the current period for such film bears to management's estimate of the total revenue to be realized from all media and markets for such film. The Company currently has not generated revenues from such film costs, however, management believes that distribution will commence in the early part of the year 2000. Net income in future years is in part dependent upon the Company's amortization of its film costs and may be significantly affected by periodic adjustments in such amortization.

         The Company typically acquires distribution rights in a motion picture for a specified term in one or more territories and media. In some circumstances, the Company also acquires the copyright to the motion picture. The arrangements the Company enters into to acquire rights may include the Company agreeing to pay an advance or minimum guarantee for the rights acquired and/or agreeing to advance print and advertising costs, obligations which are independent of the actual financial performance of the motion picture being distributed. The risks incurred by the Company dramatically increase to the extent the Company takes such actions.

         The Company also incurs significant risk to the extent it engages in development or production activities itself. The Company may, in certain circumstances, reduce some of the foregoing risks by sub-licensing certain distribution rights in exchange for minimum guarantees from sub-licensees such as foreign sub-distributors. The investment by the Company in a motion picture includes the cost of acquisition of the distribution rights (including any advance or minimum guarantee paid to the producer), the amount of the production financed, and the marketing and distribution costs borne.

Operating Expenses

         General and administrative expenses consist of related general corporate functions, including marketing expenses, professional service expenses and travel. The Company expects general and administrative expenses to increase as it commences to promote and market its motion picture distribution rights.

         Any comparison of the Company's results of operations to any previous period is not meaningful because the Company had not fully commenced operations as of June 30, 1999.

Capital and Liquidity

         Since inception, the Company has financed operations primarily through private placements of Common Stock. The Company has significant ongoing liquidity needs to support its existing business and continued growth. The Company may seek additional funding through public or private financing or other arrangements prior to such time. Adequate funds may not be available when needed or may not be available on favorable terms. If funding is insufficient at any time in the future, the Company may be unable to develop or enhance its service offering, take advantage of business opportunities or respond to competitive pressures, any of which could have a negative impact on the business, operating results and financial condition.

         Net cash used in operating activities for the six months ended June 30, 1999 was approximately $115,000. The net cash used in operating activities can be substantially attributed to the net loss incurred to date. Net cash provided was approximately $115,000 in the six months ended June 30, 1999 resulting from the issuance of Common Stock through private placement.

         Over the next 12 months Eclipse will continue to attend all major sales markets to sell its film products.

Need for Additional Financing

         The Company's existing capital will not be sufficient to meet the Company's cash needs, including costs of its registration and complying with its continuing reporting obligations under the Securities Act of 1934. Accordingly, additional capital will be required.

         Eclipse will attempt to raise approximately $1.5 million in additional funds over the next 12 months through a private placement for production of its next feature film. However, there can be no assurance that the Company will be successful in raising such additional funds.

         Regardless of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuance of stock in lieu of cash.

Year 2000 Readiness

         The Company is conducting a comprehensive Year 2000 initiative with respect to its internal business-critical systems. This initiative encompasses information technology systems and applications, as well as non-information technology systems and equipment with embedded technology, such as fax machines and telephone systems, that may be impacted by the Year 2000 problem. Based upon a review and testing done to date, the Company does not anticipate any material difficulties in achieving Year 2000 readiness with respect to its internal business-critical systems. The Company anticipates that Year 2000 compliance with respect to virtually all its internal business-critical systems will be achieved by latter-part of 1999. The Company estimates that it has incurred minimal costs of less than $10,000 related to its Year 2000 initiative.

Item 3.  Description of Property

         The Company maintains executive offices at 10900 NE 8th Street, Suite 900, Bellevue, Washington, 98004 on a monthly basis at a rate of $620 per month.


Item 4.  Security Ownership of Certain Beneficial Owners and Management

         As of November 17, 1999, Eclipse had 12,016,141 shares (post split) of Common Stock issued and outstanding. The following table sets forth, as of November 17, 1999, certain information regarding beneficial ownership of the Common Stock by (i) those persons beneficially holding more than five percent of the Company's Common Stock, (ii) the Company's directors who beneficially own shares of the Common Stock, (iii) the officers named in the Compensation table below, and (iv) all of the Company's directors and officers as a group.

Name and Address                    Amount of Shares          Percent
Of Beneficial Owner(1)             of Beneficial Owner       of Class
---------------------------------------------------------------------
Arthur Birzneck(2) ................     424,500                 3.53%
16766 16th Ave
Surrey, B.C. Canada
V4P 2P7

Francesco Columbu .................      68,750                    *
1732 S. Sepulveda Blvd
Los Angeles, CA 90025

Northwest Capital Partners(3) .....   2,605,520                 21.7
10900 NE 8th St.
Bellevue, WA 98004

Brent Nelson(2)(3) ................     165,750                  1.4
10900 NE 8th St
Bellevue, WA 98004

All officers and directors.........     659,000                  5.5
As a group (3 persons)

*Less than one (1%)
--------------------
(1) For purposes of this table, a person is considered to "beneficially own" any shares with respect to which he/she directly or indirectly has or shares voting or investment power or of which he or she has the right to acquire the beneficial ownership within 60 days. Unless otherwise indicated and subject to applicable community property law, voting power any investment power are exercised solely by the person named above or shared with members of his or her household. (2) Arthur Birzneck and Brent Nelson are cousins. (3) Brent Nelson is the founder and Managing Director of Northwest Capital Partners, LLC.

Item 5.           Directors, Executive Officer, Promoters and Control Persons

         The directors and executive officers of the Company and their ages as of the date of this document are as follows:

Name                             Age         Position
--------------------             ---         -------------------
David Gideon Thomson             62          Chairman, Director
Franco Columbu                   57          CEO, Director
Arthur Birzneck                  31          President, Director
Brent Nelson                     38          Director
John G. Smith                    63          Director

         The Directors named above will serve until the next annual meeting of the Company's stockholders or until their successors are duly elected and have qualified. Directors will be elected for a one-year term at the annual stockholders' meeting. Officers will hold their positions at the will of the board of directors, absent any employment agreement, of which none currently exist or are contemplated. There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

Biographical Information

David Gideon Thomson - Mr. Gideon Thomson is a British entertainment consultant, executive and producer. He has been semi-retired for the last five years. Prior to that, he held top management positions including Managing Director of Polytel (Polygram's film and TV division), Deputy Chairman of the Robert Stigwood Organization and Chairman of Charisma Records and Films. During his tenure at Polytel and Robert Stigwood, Mr. Gideon Thomson was involved with many award-winning films and television programs, including such films as Saturday Night Fever and Grease; the stage production of Evita; McVicar; and the acclaimed film, Too Far To Go for NBC New York. He was also the executive producer of the feature film Quadrophenia. He has been an advisor to many US, UK and other European film and TV production and distribution companies.

Franco Columbu - Dr. Columbu oversees all film and television activities of Eclipse. Dr. Columbu's extensive career in bodybuilding and powerlifting has earned him every major title including the prestigious Mr. Olympia, Mr. World and Mr. Universe titles. His connections in the film industry are extensive, having appeared in film such as Pumping Iron, Stay Hungry, Conan the Barbarian, Running Man, and Terminator. He has produced two feature films, Beretta's Island and Doublecross, through his production company Franco Columbu Productions, Inc. He also has been featured in several national commercials and been a guest on numerous talk shows. In addition to his industry experience, Dr. Columbu maintains an active chiropractic practice and consults with private individuals on health concerns for over five years.

Arthur Birzneck - Mr. Birzneck has been with Eclipse since inception and is responsible for overseeing all operating activities and the development of its domestic and international ventures. He is an executive producer of Westar's current feature film, The Process. Prior to Eclipse, Mr. Birzneck spent three years as president of Bask Entertainment Inc., a Vancouver, Canada based production company. He has participated financially in several film projects, most recently as an investor in Canadian-based HPP Production's Hero of the Planet. Mr. Birzneck also has been involved in promoting numerous Hip-Hop music groups. As a principal of MB Productions, his clients included Hip Hop artists Candy Man, Lighter Shade of Brown and the Rascalz.

Brent Nelson - Mr. Nelson has more than 15 years experience in corporate and project financing and serves on the boards of several companies in the United States and abroad: Palmworks, Inc., CybeRecord, Inc., Eclipse Entertainment Group, Inc., Interactive Objects, Inc., International Digital Technology, Inc., Mobile PET Systems, Inc. and Polar Cargo Systems, Inc. He has participated financially in several film and music industry projects, including MB Productions and the Canadian Hip Hop label Masiv Music. Approximately 5 years ago, Mr. Nelson founded and became Managing Director of Northwest Capital Partners, L.L.C. a Bellevue, Washington based venture capital company. Northwest Capital is very active in both private and public financing on an international basis. Mr. Nelson also is executive producer of Eclipse's current feature film The Process.

John G. Smith - Mr. Smith is a Cambridge, England-educated lawyer, who has practiced corporate and commercial law in Western Canada for more than 30 years, with a specialization in entertainment and communications law. He is a principal, co-owner, and corporate counsel of The Beacon Group of Companies that manages the production, marketing, distribution and financing of motion pictures, studio projects and entertainment software. He is a member of the Canadian Bar Association and the Law Society of British Columbia; and was previously a governor of the Canadian Tax Foundation and a director of the BC Motion Picture Foundation, as well as a variety of performing arts organizations.


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

Item 6.  Executive Compensation

The current officers and directors have not received any compensation to date. They will not be remunerated until the company turns profitable.


Item 7.  Certain Relationships and Related Transactions

         There was a promissory note for $442,285 payable to Northwest Capital Partners, LLC controlled by Brent Nelson an officer and shareholder of the Company. The note was unsecured and payable on demand. In October 1999 the Company issued 2,305,520 shares of Common Stock pursuant to Rule 504 Regulation D of the Securities Act of 1933 in satisfaction of that note.

         There is an unsecured promissory note to Alec Rossa, a shareholder, for $115,000. The note bears interest at 8% per annum and is due on demand.


Item 8.  Description of Securities

Common and Preferred Stock

         The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.001 per share and 10,000,000 shares of Preferred Stock, par value $.001. No Preferred Stock has been issued, to date. The holders of both the Common and Preferred Stock currently (i) have equal rights to dividends from funds legally available therefor, when as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. The Board of Directors of the Company may, however, establish certain preferences for Preferred Stock, as and when issued. All shares of Common Stock now outstanding are fully paid for and non-assessable and all shares of Common Stock, when issued, will be fully paid for and non-assessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of the then existing shareholders may be diluted. Reference is made to the Company's Articles of Incorporation By-Laws presented in Exhibits 1 and 2, respectively, and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of the Company's securities.

                                     PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Market Information

         The Company's Common Stock currently is listed in the OTC Pink Sheets.

         Previously, the Company's Common Stock ($.001 par value) has traded on the OTC Bulletin Board under the symbol "ECLE." The following table sets forth, for the fiscal period indicated, the closing bid prices as reported on the OTC Bulletin Board. The quotations for the Common Stock traded on the Bulletin Board may reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Date                             High        Low
----                             -----      -----
Sep-30-99                        0.5        0.5
Jun-30-99                        0.875      0.75
Mar-31-99                        0.375      0.25
Dec-31-98                        0.5        0.5
Sep-30-98                        0.6875     0.5
Jun-30-98                        1.25       1.0937
Mar-31-98                        0.75       0.6875
Dec-31-97                        0.5625     0.4375
Sep-26-97                        1.25       1.0625


Holders

         The approximate number of record holders of the Company's Common Stock as of November 17, 1999 was 60, inclusive of those brokerage firms and/or clearing houses holding the Company's common shares for their clientele (with each brokerage house and/or clearing house being considered as one holder). The aggregate number of shares of Common Stock outstanding as of November 16, 1999 was 12,016,141. There were no shares of Preferred Stock outstanding as of November 17, 1999.

Dividends

      As of this date, the Company has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and financial position of the Company, general economic conditions, and other pertinent conditions. It is the present intention of the Company not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in the Company's business.

Item 2.  Legal Proceedings

         The Company is not presently a party to any material litigation, nor is any such litigation threatened to the Company's knowledge.


Item 3.  Changes in and Disagreements with Accountants

         The Company has had no changes in or disagreements with accountants on accounting or financial disclosure.


Item 4.  Recent Sales of Unregistered Securities

         On January 28, 1997, the Company issued 8,000,000 shares of restricted common stock to 15 investors for an aggregate consideration of $80,000. Said shares were exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Act").

         On July 7, 1998, the Company issued 500,000 shares of its common stock to 2 non-affiliates, pursuant to an exemption from registration under Regulation D, Rule 504 of the Act, for an aggregate consideration of $375,000.

         On January 1, 1999, the Company issued 96,500 shares of its common stock to 4 non-affiliates pursuant to an exemption from Registration under Regulation D, Rule 504 of the Act, for an aggregate consideration of $24,125.

         On January 11, 1999, the Company issued 600,000 shares of its common stock to 2 non-affiliates for an aggregate of $130,000 pursuant to an exemption from registration under Regulation D, Rule 504 of the Act, and issued 60,000 shares of its common stock to a non-affiliate pursuant to an exemption from registration under Regulation D, Rule 504 of the Act, in consideration of $15,000 for legal services rendered.

         On January 18, 1999, the Company issued 35,980 shares of its common stock to a non-affiliate pursuant to an exemption from registration under Regulation D, Rule 504 of the Act in consideration of $8,995 for legal services rendered.

         On April 5, 1999, The Company issued 6,000,000 shares of its common stock to 10 non-affiliates for $60,000 pursuant to an exemption from registration under Regulation D, Rule 504 of the Act, and issued 40,000 shares of its common stock to 2 non-affiliates, pursuant to an exemption from registration under Regulation D, Rule 504 of the Act, in consideration of legal services rendered.

         On April 6, 1999, the Company issued 30,000 shares of its common stock to a non-affiliate pursuant to an exemption from registration under Regulation D, Rule 504 of the Act, in consideration for legal services rendered.

         On October 27, 1999, the Company issued 2,305,520 shares of restricted common stock to an affiliate, pursuant to an exemption from registration under
Section 4(2) of the Act, in consideration of cancellation of a promissory note in the amount of $442,285.

Item 5.  Indemnification of Directors and Officers

         The Certificate of Incorporation and Bylaws of the Company contain certain provisions limiting or eliminating the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by the General Corporation Law of Delaware. Likewise officers and directors of the Company are indemnified pursuant to the Certificate of Incorporation and Bylaws of the Company to the fullest extent permitted by the Nevada General Corporation Law. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.



                                    PART III

Exhibit 1.        Independent Auditors Report and Financial Statements

Exhibit 2
           2.a    Articles of Incorporation
           2.b    Bylaws of the Company
           2.c    Lease Agreement

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                        ECLIPSE ENTERTAINMENT GROUP, INC.


Date: December 23, 1999          By:     /s/Arthur Birzneck
                                         --------------------------
                                         Arthur Birzneck, President








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